                                                                       EXHIBIT 1

                        STRATEGIC ALLIANCE AGREEMENT/*/


     This strategic alliance agreement ("Agreement") made as of the 1st day of May, 1997 by and between Electropharmacology, Inc. having its offices in Pompano Beach, Florida ("EPi") and National Patient Care Services, Inc. having its offices in South Hackensack, New Jersey ("NPC"), sets forth the terms and conditions for a Strategic Alliance between the parties for the development, manufacturing, distribution and marketing of pulsed radiofrequency medical devices.

                                   RECITALS

     EPi has developed, and it manufactures, distributes and markets pulsed electromagnetic stimulation devices under its trademark name(s) MRT sofPulse/TM/ and SofPulse/TM/ ("PEMS Devices") for use as an adjunct in the palliative treatment of postoperative pain and edema in superficial soft tissues.

     NPC operates an established business renting, leasing and/or selling medical equipment and supplies to nursing homes, hospitals and other clientele.

     The parties desire to form a Strategic Alliance, whereby NPC will add PEMS Devices to its product distribution for lease and/or for sale and EPi will manufacture PEMS Devices for NPC's distribution and thereby will derive benefits.

     NOW THEREFORE, the parties agree as follows:

     1.   THE FLEET

          EPi has developed a market niche for its PEMS Devices and has manufactured and released for lease/rental an inventory of 530 devices that are either under rental contract or dedicated for rental use (hereinafter, the "Fleet"). EPi shall transfer to NPC the operational control for the Fleet and EPi shall provide certain support functions as further described hereinbelow:

          1.1 As of the date of this Agreement (the "Effective Date") and for a term of five years thereafter (the "Term"), NPC will be in "control" of the use of the Fleet and be responsible for "all activities" relating to the operation of the Fleet. "Control" as used herein shall mean all decisions relating to the location, utilization, billing and collection of revenue from rental of the Fleet. "All activities" as used herein shall mean activities related to customer sales and/or marketing and

-------------------------

      /*/   Confidential portions of this Exhibit have been omitted and filed separately with the Securities and Exchange Commission pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended.

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

               distribution tasks, customer education, customer service and training (in-service) as reasonably necessary to promote the utilization of the Fleet in order to grow the revenue realized from rental and/or leasing of PEMS Devices.

          1.2 For the Term of this Agreement, EPi agrees to continue to provide its customary warranty services (as stated in Schedule A), technical maintenance services, replacement of defective equipment parts, repair and calibration of equipment in the Fleet at no additional cost to either of NPC, the lessees or other end users to whom NPC markets the PEMS Devices. EPi shall maintain technical personnel on call during regular business hours to provide advice, instruction and guidance by telephone, and to respond, no later than the following business day, for service, repairs, maintenance and replacement as may be reasonably required for the Fleet either at the end user's premises or at EPi's facility.

          1.3 As of the Effective Date and by appropriate instruments of assignment and assumption, EPi shall transfer to NPC and NPC will accept EPi's entire right, title and interest in and NPC will assume (except as otherwise expressly set forth herein) all of EPi's obligations under the rental business including all rental/lease agreements (attached hereto as Exhibit 2) and the sole right for the placement of those devices in the Fleet that are not under an active rental/lease agreement as of the Effective Date. All rental revenue receivables produced by the Fleet on and after the Effective Date shall belong to NPC and rental revenue receivables billed prior to the Effective Date shall belong to EPi. EPi and NPC will jointly invoice for all revenues for the month of April and collect all receivables for credit to EPi. NPC shall be responsible and collect receivables for invoices to customers of the Fleet for the month of May, 1997 and thereafter.

          1.4 During the Term of this Agreement and any mutually agreed upon extension thereof, EPi will grants to NPC the freedom to use, in the US, any and all of EPi's rights, tangible or intangible, under trademarks, tradenames and patents it now owns or hereafter obtains (collectively, "Intellectual Property") that relate to the rental or lease of the Fleet by NPC. All ownership rights to Intellectual Property shall remain solely in EPi and except for the license granted to NPC herein, no right to sublicense is granted hereby and NPC hereby agrees that it will not in any way contest or assist in challenging EPi's ownership of and rights in Intellectual Property. EPi agrees to promptly notify NPC of any developments with respect to Intellectual Property and NPC will reasonably cooperate with EPi with respect to the identification of PEMS Devices with trademarking or patent protection marking.

          1.5 In consideration of the rights granted and services to be provided by EPi pursuant to Sections 1.1, 1.2, 1.3 and 1.4 above, NPC agrees to pay to EPi the following:
                    (i) Sixty monthly payments each in the sum of [OMISSION]
               with the first eight payments (May through December, 1997) being due on the first day of the respective months and subsequent payments being due on or before the fifteenth day of the subsequent fifty-two months; and
                    (ii) A royalty in an amount equal to [OMISSION] of the gross rental/lease revenue collected by NPC from rental/lease of PEMS Devices that are currently in the Fleet as well as those that are to be purchased by NPC in the future and used for rental/lease as described hereinafter in Section 2.2. Royalty payments shall be made to EPi on or before the twentieth business day after the close of each calendar quarter and shall be calculated based on the gross revenue collected by NPC for such quarter. No royalty shall be owed to EPi on PEMS Devices that are purchased by NPC from EPi and directly sold to an end user and with respect to which rental or lease payments are not received by NPC.

               At the end of the Term and subject to NPC having made all payments provided hereunder, NPC shall have the option to acquire full ownership and title to all of the PEMS Devices in the Fleet for a total consideration of [OMISSION] to EPi. NPC may exercise this option prior to the end of the Term upon prepaying the total payments remaining unpaid based on the aggregate of all sixty payments under 1.5 (i) herein. Upon exercise of the option, EPi shall execute and deliver such instruments as may be required to assign, unconditionally, all of EPi's right, title and interest in and to the Fleet, its goodwill, operations and equipment free and clear of any liens of EPi as of the date of exercise of such option; provided, however EPi shall have no obligation with respect to any encumbrances arising out of NPC's operation of the Fleet after the Effective Date.

               NPC's obligation to pay a royalty to EPi on NPC's rental/lease revenue pursuant to 1.5 (ii) shall survive the exercise of the option granted hereunder and continue for twenty four months beyond the term of this Agreement or any mutually agreed upon extension thereof.

          1.6  Attached hereto are the following Exhibits related to the Fleet:

               Exhibit 1: A true and complete list, including the serial numbers and other identifying marks, of all PEMS Devices in the Fleet and the location and status, rented or not (in trial or otherwise) of each PEMS Device as of the Effective Date.

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               Exhibit 2:  Copies of all active rental/lease agreements as of the Effective Date.

               Exhibit 3: A true and complete record of revenues with respect to the Fleet for the fifteen month period from January 1, 1996 through March 31, 1997, on a monthly basis and any additional detailed breakdown available to EPi with respect to revenues from specific geographic territory within US.

               Exhibit 4: Copies of issued US Patents assigned to EPi that claim any feature related to PEMS Devices.

               Exhibit 5: Copy of the Section 510(k) premarket notification with the US Food and Drug Administration (FDA) for commercial marketing of EPi's current PEMS Device, SofPulse/TM/.

          1.7 As of the Effective Date, EPi agrees to release the services of the personnel listed in Schedule B attached hereto and NPC agrees to negotiate in good faith an employment arrangement that is mutuufacturing and distribution, for outright sale as well as for rental/lease to hospitals, homes and wound care centers, of PEMS Devices in the United States for selected applications based on the detailed terms and conditions provided in this Section 2.

2.        EXCLUSIVE DISTRIBUTORSHIP

          As of the effective Date, EPi and NPC agree to enter into a distributorship agreement whereby the parties will work exclusively with each other in the manufacturing and distribution, for outright sale as well as for rental/lease to hospitals, homes and wound care center, of PEMS Devices in the United States for selected applications based on the detailed terms and conditions provided in this Section 2.

          2.1 Subject to NPC purchasing the minimum number of PEMS Devices on a monthly basis for each of the partial calendar year of 1997 and each full calendar year thereafter as provided below, EPi agrees not to sell or rent PEMS Devices, in the United States, on its own or in conjunction with a third party in the applications specifically listed in Section 2.3 below.

          2.2 The minimum quota for purchase by NPC that may be modified as set forth in Section 2.4, which minimum quotas shall be allocated one-third each to each of the three specific market applications set forth in Section 2.3, are as follows:

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

               Year          Period                   Minimum Quota
               ----          ------                   -------------

               1997        May - December        [OMISSION] devices each month

               Year          Period                   Minimum Quota
               ----          ------                   -------------


               1998        January - June        [OMISSION] devices each month
                           July - December       [OMISSION] devices each month

               1999        January - June        [OMISSION] devices each month
                           July - December       [OMISSION] devices each month

               2000        January - June        [OMISSION] devices each month
                           July - December       [OMISSION] devices each month

               2001        January - June        [OMISSION] devices each month
                           July - December       [OMISSION] devices each month

               NPC will purchase and EPi will sell the PEMS Devices to NPC at the following prices: (i) a price per unit equal to [OMISSION], excluding sales and other applicable taxes, for PEMS Devices that are sold by NPC to an end user and for which NPC does not receive any rental/lease revenue and (ii) a price per unit of [OMISSION] for each PEMS Device for which NPC enters a rental/lease agreement with a customer and based upon which NPC also pays EPi the royalty payments as set forth in Section 1.5(ii). The prices recited in the preceding sentence are subject to adjustment by the Consumer Price Index for orders placed by NPC during the year 1999 and thereafter. For new devices developed pursuant to
               Section 2.5, the price per unit shall be [OMISSION] of EPi's manufacturing cost (as calculated based on customary basis for determining manufacturing cost for medical devices). NPC agrees to provide to EPi a six month projection at the beginning of each of the periods indicated in the table above and the parties agree to cooperate with each other if minor reductions (plus or minus five devices for any month) to the monthly numbers indicated above is requested by NPC, so long as the minimum quota for the six month period is met. At the beginning of each month, NPC shall pay EPi a down-payment in the amount of twenty percent of the total purchase price for the number of devices ordered for that month. EPi will deliver the finished PEMS Devices within fifteen days (or on a delivery schedule that is mutually agreed upon) of the receipt of the order and the down-payment recited in the preceding sentence from NPC. NPC will pay the remainder of the purchase price within ten business days of the receipt of the PEMS Devices; provided, however that NPC may

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

               withhold the payment for any PEMS Device that is found defective by NPC and only pay such amount when EPi repairs or replaces such defective PEMS Devices at no additional cost to NPC.

          2.3  [OMISSION]

          2.4  [OMISSION]

          2.5 EPi intends to pursue the design and development of one or more PEMS Devices that would produce tissue heating and meet the criteria for a class II designation by the US FDA, although EPi cannot guarantee whether it will be successful in completing the development and receiving clearance for commercial marketing of such a device. During the Term of the Agrement, EPi will offer NPC the first right to negotiate the marketing and distribution rights in the areas of NPC's application for improvements to and derivatives of PEMS Devices developed by EPI; provided, however, if the parties fail to enter into an agreement with respect to such a product improvement or derivative within three months of notification by EPi to NPC then EPi shall be free to pursue comercialization of such a device without any further obligation to NPC. During the Term of this Agreement, NPC grants EPi the exclusive option to develop and manufacture for NPC's markets any product that utilizes pulsed radiofrequency or pulsed electromagnetic fields regardless of whether such a product produces tissue heating (thermal diathermy); provided, however, that (i) if EPi is unable or unwilling to offer a marketable form of a device within six months of EPi's receipt of notice from NPC requesting EPi to develop and manufacture a device that at the time of NPC's request is cleared for commercial marketing in the U.S. by the FDA (or within eighteen months for a device that is not cleared for commercial marketing in the U.S. by the FDA at the time of NPC's request), then NPC will be free to purchase the same from an unaffiliated third party and (ii) NPC will, if necessary to protect market position, be free to purchase such a device during the period from the time of NPC's request to EPi and such time when EPi starts delivering the device to NPC for commercial marketing.


     3.   REPRESENTATIONS & WARRANTIES OF EPi:

          3.1 EPi represents and warrants that it has the clear ownership right and title to the Fleet, free of any encumbrances and liens, other than those specified in the rental/lease agreements attached as
               Exhibit 2.

          3.2 EPi represents and warrants that it is the assignee of the two US Patents attached hereto as Exhibit 4 without any licenses granted thereunder to a third party. EPi has not received any notice asserting any infringement, nor claiming any interest in either of the patents or other intellectual property right of EPi that is related to the PEMS Devices. Other than the disclosures made in its Form 10K-SB filing with the Securities and Exchange Commission dated as of April 15, 1997, EPi has not received any notice of unfair trade practice or other wrongdoing with respect to the PEMS Devices or the Fleet or its operations.

          3.3 EPi represents and warrants that as of the Effective Date it maintains and at all times during the Term of this Agreement will maintain, in effect, manufacturers' and designers' liability insurance coverage with respect to the PEMS Devices that are in the Fleet and that are to be purchased by NPC pursuant to Section 2 of this Agreement. NPC agrees that EPi's obligation with respect to such liability insurance shall be limited to manufacturers' liability that is customary in the industry, as NPC will have the sole control of the operation of the Fleet and the use of all PEMS Devices purchased by NPC pursuant to Section 2 of this Agreement.

          3.4 EPi represents and warrants that it received the right to commercially market PEMS Devices, in the Fleet and the devices to be sold to NPC pursuant to Section 2 of this Agreement, pursuant to the Section 510(k) premarket notification attached hereto as
               Exhibit 5 for the indications described in the notification. EPi received no communication from the US Food and Drug Administration revoking or limiting EPi's rights to commercially market its PEMS Devices that is inconsistent with the provision of the notification in Exhibit 5.

          3.5 EPi represents that it will provide, at no additional cost to NPC or its customers, EPi's customary warranty and technical support services for its PEMS Devices that are in the Fleet and those that are sold to NPC pursuant to Section 2 of this Agreement.

     4.   REPRESENTATIONS & WARRANTIES OF NPC:

          4.1 NPC represents and warrants that it has the right and the authority to enter into this Agreement and that it intends to pursue the rental/lease and the sale of PEMS Devices to the applications segments recited in Section 2.3. NPC agrees that it will comply with applicable regulatory guidelines in marketing PEMS Devices.

          4.2 NPC represents and warrants that as of the Effective Date it has, and at all times during the Term of this Agreement will maintain, adequate

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               insurance as may be necessary or proper to conduct medical equipment rental/lease business; provided, however, that NPC shall not be liable for product defects or defects of workmanship that are attributable to manufacture of medical devices. NPC will indemnify and hold harmless EPi, its officers, directors, employees and agents and hold them harmless against any liability or damage arising out of NPC's sales and marketing rights and the right to control the operation of the Fleet granted under the Agreement.

          4.3. NPC represents and warrants that until the expiration of the Term of this Agreement, it will use its best efforts to maintain and grow the rental/lease of PEMS Devices in the market niche developed by EPi and will not sell or distribute, directly or indirectly, other devices that utilize pulsed radiofrequency energy in the areas of application recited in Section 2.3.

     5.   TERMINATION:

          5.1 Termination by NPC: NPC may terminate this Agreement, prior to the end of the Term, upon the occurrence of any of the following:
               (i) an order by the US Food and Drug Administration that PEMS Device marketing rights by EPi is adversely affected, (ii) a policy by Health Care Financing Administration that is actually implemented by the fiscal intermediaries with whom NPC and its customers are dealing at the time of such policy change and that denies reimbursement for treatment by pulsed radiofrequency energy or (iii) a breach by EPi of any material provision of this Agreement that is not cured within thirty days of notification by NPC to EPi in writing that the breach has occurred. The parties agree to reasonably cooperate in the event that reimbursement for the use of PEMS Devices, in the currently allowed indications for use, falls below the current levels. Such cooperation may include an adjustment in the monthly payment recited in Section
               1.5 (i), an adjustment in the minimum quota, or the purchase price per unit to be paid by NPC to EPi.

          5.2 Termination by EPi: EPi may terminate this Agreement prior to the end of the Term upon the occurrence of any of the following:
               (i) a failure on the part of NPC to make the required payments or purchase the minimum quota as set forth in Section 2.2 at the required time, or (ii) a breach by NPC of any material provision of the Agreement which breach is not cured within thirty days of notification by EPi to NPC in writing that the breach has occurred.

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

          5.3 Termination by NPC or EPi pursuant to Section 5.1 or 5.2 above prior to the end of the Term shall relieve both parties of any future obligation to each other; provided, however, that each of NPC and EPi shall meet their unfulfilled obligations incurred up to the date of such termination including any payments owed by NPC to EPi and the delivery of devices by EPi to NPC for which an order and down-payment had been tendered by NPC. Upon such early termination, (i) the rights and obligations under all then existing rental/lease agreement relating to the Fleet shall revert back to EPi, (ii) the license granted to NPC under EPi technologies and patents shall terminate and (iii) all revenue collected from the Fleet from the date of such early termination shall belong solely to EPi. NPC agrees to reasonably cooperate with EPi with respect to facilitating the transfer of billing and collection of such rental/lease revenue.

          5.4 If NPC terminates the Agreement prior to the end of the Term for reasons other than those set forth in Section 5.1 above, then all remaining payments (i.e., sixty minus the number of payments made as of that date) under Section 1.5 (i) shall become immediately due and payable in full, the license granted to NPC under any EPi technology or patent shall immediately cease (except with respect to the PEMS Devices purchased by NPC until such date) and EPi shall no longer be bound by any restriction set forth in Section
               2.3 or be required to supply further products as set forth in
               Section 2.2. If EPi terminates this Agreement prior to the end of the Term for reasons other than those set forth in Section 5.2 above, then NPC shall no longer have any obligation to meet the minimum quota and be given a royalty-free, non-exclusive license under Epi patents and technologies related to the Fleet and any equipment purchased as of the date of that termination and NPC, at its sole discretion, may either (i) surrender to EPi all of its rights and obligations relating to the Fleet and the rental business to EPi or (ii) remain in control of the Fleet and after the date of such termination only pay the monthly payments recited in Section 1.5 (i) and not be required to pay any further royalty payment provided in Section 1.5 (ii); provided, however, that NPC shall make any royalty payments that have accrued but are unpaid as of the date of such termination.

     6.   RECORDS

          6.1 NPC, upon reasonable notice to EPi and during normal business hours, shall have the right, at NPC's expense, to inspect EPi's books and records with respect to compliance with applicable regulations for manufacture of PEMS Devices and communications of EPi with the regulatory agency with respect to changes, if any, in indications for use of PEMS Devices; provided, however, that facility inspections may be conducted only once

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

               during any calendar year and the inspection of regulatory and quality control records may be conducted only four times a year.

          6.2 NPC shall provide EPi with monthly reports describing the monthly revenues from the rental business and from the direct sale of PEMS Devices by NPC to end users, such reports to be furnished within thirty days from the end of the prior month. NPC, upon reasonable notice by EPi and during normal business hours, shall permit EPi and its authorized representative to inspect and review, at the expense of EPi, the books and records and work papers of NPC to verify the accuracy of NPC's calculations of rental/lease revenues and royalties owed to EPi pursuant to
               Section 2 hereof and all information underlying such calculations; provided, however, that such inspection may only be requested only four times during any calendar year.

     7.   CONFIDENTIALITY

          Each of EPi and NPC will hold, and will cause its officers, directors, employees, independent contractors, and agents (collectively, "Representatives") to hold in strict confidence, all Confidential Information concerning the other in its possession or furnished by the other or the other's Representatives pursuant to this Agreement; provided, however, that such confidentiality obligation shall not apply to information that (i) is or comes to the public domain through no fault of the disclosing party or (ii) is lawfully acquired by one party from an independent third party who is not under any obligation with the other party. Neither party will release or disclose such Confidential Information to any other person except to its auditors, attorneys, financial advisors, bankers and other consultants or advisors, and only on terms and conditions substantially the same as the terms and conditions on which such party releases its own Confidential Information, unless compelled to disclose such Confidential Information by judicial or administrative processes or as advised by its counsel, by other requirements of law. The party disclosing pursuant to the preceding sentence shall notify the other party of its intent to disclose such Confidential Information prior to such disclosure if practical and if not practical, as soon after such disclosure as possible. For purposes of this Agreement, "Confidential Information" is defined as all information, whether or not reduced in writing, relating to the whole or any portion or phase of any scientific or technical information, design, processes, procedures, formula, improvement, confidential business or financial or marketing information, listing of names, addresses or telephone numbers, or other information relating to such party's business which is secret and of value.

     8.   INDEMNIFICATION

          8.1 Indemnification by EPi. EPi shall indemnify, defend and hold harmless NPC and its directors, officers, employees, agents and representatives from and against any and all losses, claims, damages, liabilities, demands, suits and actions, including all reasonable attorneys' fees and disbursements and other costs and expenses incurred in connection therewith (collectively, "Indemnifiable Losses"), relating to, resulting from or arising out of any of the following:

               (A) any actual or alleged infringement by a PEMS Device of any patent or copyright that is the subject of this Agreement; provided, however, that EPi, at its option and expense, may, in lieu of so indemnifying, defending or holding harmless NPC or any other person entitled to indemnification hereunder, (i) procure on behalf of NPC the right to continue using the PEMS Device or (ii) replace or modify the PEMS Device to eliminate the alleged infringement while providing functionally equivalent performance; and provided further that EPi will have no obligation to indemnify, defend or hold harmless NPC or any other person if the alleged infringement results from (i) a correction or modification of the PEMS Device not provided by EPi or (ii) the failure to promptly install any update or modification of a PEMS Device provided to NPC by EPi;

               (B) any damages actually incurred by NPC resulting from the failure of EPi to notify NPC or any change in U.S. Food and Drug Administration rules or regulations that would prohibit or materially restrict further end use of PEMS Devices; provided, however, that EPi shall have no obligation to indemnify NPC for any damages so incurred in the event that EPi provides NPC timely notification of any such regulatory change and NPC fails to take reasonable corrective action that would have prevented or substantially mitigated the damages incurred by NPC; or

               (C)  EPi's breach of any provision of this Agreement.

          8.2. Indemnification by NPC. NPC shall indemnify, defend and hold harmless EPi and its respective directors, officers, employees, agents and representatives from and against any and all Indemnifiable Losses relating to, resulting from or arising out of (i) any negligent act or omission by, or willful misconduct of, NPC's employees or agents, (ii) any rental/lease agreement it enters relating to PEMS Devices, (iii) any warranty, condition, representation, indemnity or guarantee made or granted by NPC or provided by law with respect to the PEMS Devices licensed by NPC, in addition to or in lieu of the warranties specified in
               Section 4 of this Agreement, (iv) any omission or inaccuracy in NPC's advertisements and promotional materials that relate to the PEMS Devices, (v) any modification of or addition to the PEMS Devices by NPC not provided or approved by EPi or (vi) NPC's breach of any provision of this Agreement.

          8.3. Notice of Claims. If any person entitled to indemnification under this Agreement (an "Indemnitee") receives notice of the assertion of any claim or of the commencement of any action or proceeding by any person that is not a party to this Agreement (a "Third party Claim") against such Indemnitee, the Indemnitee shall promptly provide written notice thereof (including a description of the Third Party Claim) and an estimate of any Indemnificable Losses (which estimate shall not be conclusive as to the final amount of such Indemnifiable Losses) to the party required to provide indemnification under this Agreement (the "Indemnifying Party") within 10 business days after the Indemnitee's receipt of notice of such Third Party Claim. Any delay by the Indemnitee in providing such written notice shall not relieve the Indemnifying party of any liability for indemnification hereunder except to the extent that the rights of the Indemnifying Party are materially prejudiced by such delay.

          8.4. Defense of Claim. The Indemnifying Party shall have the right to participate in or, by giving written notice to the Indemnitee, to assume the defense of any Third Party Claim at such Indemnifying Party's expense and by such Indemnifying Party's own counsel (which shall be reasonably satisfactory to the Indemnitee), and the Indemnitee will cooperate in good faith in such defense. The Indemnifying Party shall not be liable for any legal expenses incurred by the Indemnitee after the Indemnitee has received notice of the Indemnifying Party's intent to assume the defense of a Third Party Claim; provided, however, that if the Indemnifying Party fails to take steps reasonably necessary to diligently pursue the defense of such Third Party Claim within 10 business days of receipt of notice from the Indemnitee that such steps are not being taken, the Indemnitee may assume its own defense and the Indemnifying Party shall be liable for the reasonable costs thereof.

          8.5. Settlement of Claim. The Indemnifying Party may settle any Third Party Claim which it has elected to defend so long as the written consent of the Indemnitee to such settlement is first obtained (which consent shall not be reasonably withheld). The Indemnified Party shall not settle any Third Party Claim without the written consent of the Indemnifying Party (which consent shall not be unreasonably withheld).


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

          8.6 Cooperation. In the event that a Third Party Claim involves a proceeding as to which both EPi and NPC may be Indemnifying Parties, the parties hereto agree to cooperating in good faith in a joint defense of such Third Party Claim.

     9.   NOTICES

          All notices given in connection with this Agreement shall be in writing. Service of such notices shall deemed to be complete (i) if hand delivered, on the date of delivery, (ii) if by mail, on the fourth business day following the day of deposit in the United States mail, by certified or registered mail, first class postage prepaid, or
          (iii) if sent by Federal Express or other equivalent courier service, on the next business day. Such notices shall be addressed to the parties at the following addresses or at such other address for a party as shall be specified by like notice (except that notices of change of address shall be effective upon receipt):

          If to EPi:  Electropharmacology, Inc.
                      2301 NW 33rd Court; Suite 102
                      Pompano Beach, Florida 33069
                      Attention:   President
                      Telephone No.: (954) 975-9818

          If to NPC:  National Patient Care Services, Inc.
                      23 Empire Boulevard
                      So. Hackensack, New Jersey 07606-1895
                      Attention:  President
                      Telephone No.:  (201) 641-7400

     10.  GOVERNING LAW

          The validity, interpretation, construction and performance of this Agreement will be governed by and construed in accordance with the laws of the state of New York, without giving effect to its conflict of law principles of such state.

     11.  FORCE MAJEURE

          Neither party will be liable for any failure or delay in performing an obligation under this Agreement (including payments) that is due to causes beyond its reasonable control, such as natural catastrophes, government acts or omissions, laws or regulations, labor strikes or difficulties, transportation stoppage or slowdowns, or the inability to procure parts. If any of these causes continue to

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

          delay or prevent performance for more than ninety days, then either party may terminate this Agreement, effective immediately, upon notice to the other.

     12.  SEVERABILITY

          If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future law, in whole or in part, such holding will not affect the validity of any other provision of this Agreement and will be fully separable and this Agreement shall be construed and enforced if such illegal, invalid or unenforceable provision had never comprised a part hereof. The remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision. However, if one party deems the unenforceable provision or a legally enforceable modification thereof to be essential for its performance under this Agreement, then the party may terminate this Agreement, effective immediately, upon written notice to the other.

     13.  ASSIGNMENT

          This agreement may not be assigned or delegated by either party without the written consent of the other except to a party who acquires all or substantially all of the assets of such party; provided, however, that NPC shall not, under any event, have the right to assign its rights under this Agreement during the Evaluation Period without the prior written consent of Epi.

     14.  ENTIRE AGREEMENT

          This Agreed its Exhibits constitute the complete and entire statement of all terms, conditions and representations of the agreement between NPC and EPi with respect to this subject matter and supersedes all previous verbal, written or other understandings and agreements.

     15.  DISPUTE RESOLUTION

          In the event of any action or proceeding between the parties arising out of or related to this Agreement, the prevailing party in such action or proceeding shall be entitled to recover from the other party, in addition to other recoveries, its reasonable attorneys' fees and expenses.

     16.  COUNTERPARTS

          This Agreement may be executed in one or more counterparts, each of which will be deemed an original but all of which together constitutes one and the same agreement.

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

     IN WITNESS WHEREOF, the parties hereof have executed this Agreement as of the day and year first above written.

                                         ELECTROPHARMACOLOGY, INC.


                                    By:  /s/ Arup Sen
                                         -----------------------------------
                                         Arup Sen, Ph.D.
                                         Chairman & Chief Executive Officer



                                         NATIONAL PATIENT CARE SERVICES, INC.


                                    By:  /s/ Glenn Edwards
                                         -----------------------------------
                                         Glenn Edwards
                                         Chairman & Chief Executive Officer

                                       15
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                                  SCHEDULE A

WARRANTY BY EPI

                                  SCHEDULE B

               David Saloff (certain specific obligations)
               Carolyn Delaney, P.T.
               Joseph D'Antonio
               Glen Magloff
               Darryl Wheatly
               Robert Watts

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